August 5, 2011

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Attention:  Terrence O’Brien, Accounting Branch Chief

Re:          Vista International Technologies, Inc.
December 31, 2010 Form 10-K/A filed June 24, 2011
March 31, 2011 Form 10-Q/A filed June 28, 2011
File No. 0-27783

Dear Mr. O’Brien:

Please find below responses to oral comments received from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) on August 4, 2011 asking for clarification of the draft disclosure to be included in Vista International Technologies, Inc.’s proposed Form 10-K/A Amendment No. 3 for the year ended December 31, 2010, in response to Comment 1 in the Staff’s July 25, 2011 letter to Vista.  The Staff specifically asked for clarification about the consistency and predictability of the energy output of Vista’s Thermal Gasifier™ based on the use of varying feedstocks.

In response to the oral comment, Vista will revise its disclosure in Item 1 Business, under the subheading “Business Development Activities”, as set forth below.  The highlighted language indicates the specific revised disclosure:

As the market develops, we anticipate that the typical project will be a standalone project that we build, own, and operate solely or under a joint venture. We expect to take advantage of our operating flexibility as different quantities of various waste streams are processed, based on fuel availability and fluctuation of quantities in regional markets. Unlike most other gasification and pyrolysis systems on the market, the Thermal Gasifier™ can process virtually any hydrocarbon-based waste stream, and can switch from one feedstock to another, or mix waste streams, depending upon the specifications of a project, as in if fuel needs to be disposed of or used efficiently. Given that the Thermal Gasifier processes waste and generates energy, any given project can balance the need to maximize waste input or minimize fuel usage. Waste generators could use lower BTU feedstock to maximize waste disposal, while projects requiring feedstock to be purchased could use higher BTU feedstock to minimize fuel usage: the btu/lb value of a particular feedstock (waste stream) will determine the quantity (lbs) of such feedstock that is required for input into the gasifier to attain the desired energy output. For illustration purposes, consider two different feedstocks: RDF (8,000 btu/lb) and TDF (15,000 btu/lb).  Due to the difference in btu/lb value, we would need significantly fewer pounds of TDF input than either RDF input or a combination of RDF and TDF input to attain the desired energy output. Thus, the Thermal Gasifier’s feedstock processing flexibility will allow us to process the most economical hydrocarbon-based waste available to the specific project. Vista will also be able to benefit from contractual flexibility in the sale of the energy commodity output, such as steam and/or electricity. Local market pricing will have an impact on individual project returns.

           Please contact our counsel, Gavin C. Grusd, Esq., Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, NY 11554, telephone number (516) 296-7071, fax number (516) 296-7111, e-mail ggrusd@certilmanbalin.com, or me at (303) 690-8300, e-mail, bripps@vvit.us, should you have any questions or require further information.

Sincerely, /s/ Bradley A. Ripps Bradley A. Ripps Interim Chief Executive Officer
cc:  Gavin C. Grusd, Esq.